Exhibit 99.1

News Release

For Immediate Release

Stantec signs letter of intent to acquire Bonestroo, Inc.

EDMONTON AB (July 28, 2011) TSX, NYSE:STN

North American design firm Stantec announced today that it has signed a letter of intent to acquire Minnesota-based Bonestroo, Inc. The engineering, planning, and environmental science firm has approximately 275 employees in eleven offices in Minnesota, Wisconsin, Illinois, Michigan and North Dakota.

“With Bonestroo's expertise and reputation for technical excellence and responsive service, we’ll be better equipped to offer municipal  and environmental services in regions of the United States where, to date, we’ve had very limited or no presence,” says Bob Gomes, Stantec president and chief executive officer.

Founded in 1956, Bonestroo, Inc. is a multidisciplinary firm that specializes in municipal engineering, infrastructure planning, streets and utilities design, water supply, water storage, water distribution, brownfields redevelopment, environmental planning, environmental management, environmental compliance, transportation engineering, traffic engineering, bridge design, water resources management, ice design, aquatics design, athletic field design, land use planning, and urban design.

Stantec currently has approximately 475 staff and 16 offices in the Midwest and was ranked 16th by ENR Midwest magazine in 2010. In the past 14 months, Stantec has added over 1600 staff across North America and internationally.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. We support public and private sector clients in a diverse range of markets at every stage, from the initial conceptualization and financial feasibility study to project completion and beyond. Our services are provided on projects around the world through approximately 11,000 employees operating out of more than 170 locations in North America and 4 locations internationally. Stantec trades on the TSX and on the NYSE under the symbol STN. Stantec is One Team providing Integrated Solutions. www.stantec.com.

Cautionary note regarding forward-looking statements
This press release contains forward-looking statements.  By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that a number of factors could cause actual future results to differ materially from the forward-looking statements made in this press release.  These factors include, but are not limited to, the risk that the proposed transaction does not close when expected or at all or that the anticipated benefits of the transaction are not realized.

Media Contact Heena Chavda Stantec Media Relations Tel: (780) 917-7441 heena.chavda@stantec.com	Investor Contact Crystal Verbeek Stantec Investor Relations Tel: (780) 969-3349 crystal.verbeek@stantec.com	Bonestroo Contact Jerry Bourdon Bonestroo, Inc. CEO Tel: (651) 604-4830 Jerry.Bourdon@bonestroo.com
One Team. Integrated Solutions.